For Immediate Release

CONTACT: Investors:

Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:

Mike Sherrill

Gutenberg Communications

+1 212 239 8741

msherrill@gutenbergpr.com

WNS Announces Extension of AVIVA’s Call Option Exercise Date

NEW YORK and MUMBAI, February 6, 2008 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced that it has entered into a letter agreement with AVIVA, a major client, amending the terms of exercise of AVIVA’s option to require WNS to transfer the relevant project and operations of its facility at Pune, India, to AVIVA.

Pursuant to the amendment letter, the earliest date of exercise of the call option has been extended from January 1, 2008 to April 1, 2008 and the call option notice period has been reduced from three months to one month. The amendment letter also provides that any notice of exercise of the call option is revocable at any time by AVIVA giving notice to us to that effect.

Accordingly, if the option to transfer the Pune facility is exercised by AVIVA on April 1, 2008, WNS would be required to transfer the Pune facility to AVIVA on May 1, 2008.

For fiscal 2007, 2006 and 2005, the Pune facility accounted for 5.2%, 6.5% and 5.1% of our revenue, respectively, and 8.3%, 8.8% and 8.4% of our revenue less repair payments, respectively. For the six months ended September 30, 2007 and 2006, the Pune facility accounted for 4.7% and 6.1% of our revenue, respectively, and 7.6% and 8.6% of our revenue less repair payments, respectively.

About WNS

WNS [NYSE: WNS] is a leading global Business Process Outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. With over 17,000 employees, WNS is passionate about building a market leading company valued by our clients, employees, business partners, investors and communities. For more information, please visit our website at www.wnsgs.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.